September 07, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re: Sino Green Land Corp

Registration Statement on Form 10-12G/A

Filed August 30, 2021

File No. 000-53208

Dear Sir and Madam of the SEC:

On behalf of Sino Green Land Corp., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated September 1, 2021 addressed to Mr. Xiong Luo, the Company’s Chief Executive Officer, with respect to the Company’s filing of its 10-12G/A on August 30, 2021.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) Analysis

Form 10-12G/A filed September 1, 2021

Introductory Comment, page 3

1. We note your amended disclosure that you do “not use variable interest entities in [your] corporate structure.” State, if true, that you will not use variable interest entities to execute your business plan in the future nor will you acquire a company that uses or may use a variable interest entity structure to conduct China-based operations. Alternatively, acknowledge your potential use of such structure and disclose prominently that your potential organizational structure, to be developed in connection with your business plan, could involve unique risks to investors. Explain that the entity in which investors may hold their interest may not be the entity or entities through which the company’s operations may be conducted in Hong Kong or China, if true. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements, to the extent you use them, may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Your disclosure should acknowledge, if true, that Chinese regulatory authorities could disallow your potential structure, which would likely result in a material change in your contemplated operations and/or value of your common stock, including that it could cause the value of such securities to significantly decline or become worthless. Please make conforming changes throughout the registration statement.

Company Response:

We have provided additional clarification to address the above on page 3.

2. We note your amended disclosure that “most of [y] our assets and operations are, and will be, located outside of the United States, specifically in Hong Kong” and that your “future expansion or acquisition in [the plastic recycling] industry will be focused in the Asia region.” Please revise your disclosure to clearly state whether your intent to operate in Asia includes the possibility that you will have China-based operations. Please make conforming changes throughout the registration statement.

Company Response:

We have revised to state clearly Hong Kong as our headquarter and our future expansion to focus in South East Asia region which does not include China on page 3, page 8 and page 12 .

Date: September 07, 2021

/s/ Xiong Luo
Xiong Luo
Chief Executive Officer